UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION
			Washington, D.C. 20549


				SCHEDULE 13D


Under the Securities Exchange Act of 1934

Name of Issuer: 	 First Plus Financial Group Inc.

Title of Class of Securities: 	Common

CUSIP Number:  33763B103

Name, address and telephone number of person authorized to
receive notices and communications:
	Tadd A. Maltby
	586 Glen Ellyn Place
	Glen Ellyn, IL  60137
	(630) 572-4074

Date of Event which requires filing of this statement:
December 30, 2003


CUSIP No.  33763B103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
TADD A. MALTBY

2.	Check the appropriate box if a member of a group
(a)	Not applicable
(b)	Not applicable

3.	SEC Use Only

4.  Source of Funds :    PF

5.	 Check if disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):     Not applicable

6.  Citizenship or Place of Organization:    USA

7.  Sole Voting Power:   2,110,000   shares

8.  Shared Voting Power:   Not applicable

9.	Sole Dispositive Power:  2,110,000 shares

10.  Shared Dispositive Power:   Not applicable

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person:    2,110,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares:
Not applicable

13.  Percent of Class Represented by Amount in Row (11):
4.94%

14.  Type of Reporting Person:   IN



Tadd A. Maltby  Transactions during last 60 days:

Date		Shares Sold	symbol	price/share	amt.

12/30/2003	200,000		FPFX	.06	    $12,000.00
12/30/2003	  5,000		FPFX	.0650	     $  325.00
12/30/2003	  5,000		FPFX	.0550	     $  275.00
12/30/2003	280,000		FPFX	.05	    $14,000.00

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 	January 13, 2004


Name/Title:	TADD A. MALTBY

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.